New York Life Insurance Company

51 Madison Avenue

New York, NY 10010

Bus: (646) 206-9472

E-Mail:

Charles_F_Furtado@newyorklife.com

Charles F. Furtado

Associate General Counsel

VIA EDGAR AND EMAIL

February 11, 2021

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	New York Life Insurance and Annuity Corporation (“NYLIAC”) Corporate Sponsored

Variable Universal Life Separate Account – I (the “Registrant”) –

Post-Effective Amendment to Form N-6 Registration Statement

on Form N-6 (File Nos. 333-232790 and 811-07697) (the “Registration Statement)

Dear Mr. Cowan:

We are providing responses to the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) that we received orally on January 29, 2021, in connection with the post-effective amendment to the Registration Statement that was filed with the SEC for the CEVUL Plus policy (the “Policy”) to: (1) revise the Prospectus and Statement of Additional Information; and (2) to offer an Initial Summary Prospectus for the Policy pursuant to Rule 485(a)(1) under the Securities Act of 1933 on November 13, 2020 (the “CEVUL Plus Amendment”).

On behalf of the Registrant, NYLIAC is also providing blacklined pages of the Registration Statement reflecting the changes that we propose to file by post-effective amendment in response to the Staff’s comments. For your convenience, each of those comments is set forth below, followed by our response to each comment.

COMMENTS RECEIVED FROM THE STAFF ON DECEMBER 23 AND 28, 2020

17.	Staff Comment:

Please add the parenthetical “(annual charges)” to the heading “Ongoing Fees and Expenses. Headings are not to be changed per instruction 1(a) to item 2.

Original Response: The Registrant has revised the heading in accordance with Instruction 1(a) to Item 2 by adding “(annual charges.)” However, the Registrant respectfully requests that, notwithstanding the cited instruction, it be permitted to omit the additional parenthetical. The charges in questions are monthly charges. The term “monthly” is part of their name in the policy form, they are deducted on a monthly basis, and they are described throughout the Prospectus, Initial Summary Prospectus, Policy, and related policyholder statements as monthly deduction charges. Accordingly, in the Registrant’s view, referring to these charges as “annual creates uncertainty and may potentially confuse investors by raising unnecessary questions as to the timing and or amount of these charges.

Staff’s Comment on Original Response: We do not believe the parenthetical should be omitted (it should comply with the form). Also, we do not think there will be any confusion as the disclosure clearly states the fees are deducted monthly.

Revised Response: The Registrant will leave the heading as revised in accordance with Instruction 1(a) to Item 2 to reflect “(annual charges).”

Conflicts of Interest

30.	Staff Comment:

Please also add the disclosure required by item 6(b). State that some investment professionals may have a financial incentive to offer an investor a new contract in place of the one he or she already owns, and that an investor should only exchange his or her Contract if he or she determines, after comparing the features, fees, and risks of both contracts, that it is preferable for him or her to purchase the new contract rather than continue to own the existing Contract.

Response: The Registrant has revised the disclosure in “Exchanges” to respond to the Staff’s comment. The revised disclosure now reads:

Some investment professionals may have a financial incentive to offer you a new policy in place of one that you already own. If you already own a life insurance policy, it may not be to your advantage to replace your policy with CorpExec VUL Plus. If you are replacing your policy with the Policy, you should carefully consider the benefits, features, and costs of this Policy versus those of the policy (or policies) being replaced. In addition, it may not be to your advantage to borrow money to purchase the Policy or to take partial surrenders from another policy you own to make Premium payments under this Policy. You should exchange an existing policy for the Policy only if you determine that it is preferable for you to purchase a new policy rather than continue to own your existing policy, after comparing the features, fees and risks of both policies. See “Description of the Policy—Tax-Free “Section 1035” Insurance Policy Exchanges.”

Staff’s Comment on Original Response: The language [above] doesn’t cover the situation covered by the instruction where an investor exchanges this Policy for another one. That is what the instruction is getting at. The disclosure needs to add that point as well.

Revised Response: The Registrant has revised the disclosure to cover the additional situation in which an investor exchanges the Policy for another one. The disclosure now reads:

Some investment professionals may have a financial incentive to offer you a new policy in place of one that you already own. You should only exchange your CorpExec VUL Plus policy if you determine, after comparing the features, fees, and risks of both policies, that it is preferable for you to purchase the new policy rather than continue to own your CorpExec VUL Plus policy.

In addition, ~~I~~if you already own a life insurance policy, it may not be to your advantage to replace that ~~your~~ policy with a CorpExec VUL Plus. If you are replacing your policy with the CorpExec VUL Plus Policy, you should carefully consider the benefits, features, and costs of this Policy versus those of the policy (or policies) being replaced. In addition, it may not be to your advantage to borrow money to purchase a CorpExec VUL Plus~~the P~~policy or to take partial surrenders from another policy you own to make Premium payments under this CorpExec VUL Plus Policy. You should only exchange an existing policy for the CorpExec VUL Plus Policy only if you determine that it is preferable for you to purchase a new policy rather than continue to own your existing policy, after comparing the features, fees and risks of both policies. See “Description of the Policy—Tax-Free “Section 1035” Insurance Policy Exchanges.”

Tables of Fees and Expenses

Periodic Charges Other than Annual Fund Expenses

47.	Staff Comment:

Please delete all references to “Monthly” in the “Charge” column of the table. The next column states when the charge is deducted.

Response: The term “Monthly” in each of the charges referenced—for example, Monthly Cost of Insurance Charge, Monthly Contract Charge, Monthly Mortality and Expense Risk Charge, and Monthly Per Thousand Face Amount Charge—is part of the name of the charge in the Policy itself. Accordingly, in the interests of providing clear disclosure to investors, the Registrant has declined to delete these references in the Table.

Staff’s Comment on Original Response: We think the references to “monthly” should be deleted. We believe it is still confusing even if “monthly” is in the name of the charge since some of these charges are required/allowed to be shown on a monthly basis and some have to be shown on annual basis.

Revised Response: The Registrant has revised the disclosure to delete all references to “Monthly” in the “Charge” column of the table in accordance with the Staff’s comment.

51.	Staff Comment:

With respect to Footnote 2 of the Table, please explain why the Monthly Cost of Insurance Charge is not in in the table as per Instruction 1(h).

Response: In response to Comment 10 of the Staff, received in the September 2019 Comment Letter:

Please include the Monthly Additional Flat Extra charges cited in footnote 2 as separate line items in the fee table or advise why you believe this is not required.

the Registrant noted:

Because the amount of the guaranteed Monthly Cost of Insurance Charge includes any Monthly Additional Flat Extra charge, the Registrant, respectfully, believes that disclosing the Monthly Additional Flat Extras charge as a separate line item in the fee table would lead to confusion. Moreover, as already stated in footnote 2, even if a Monthly Additional Flat Extra is imposed, the policyowner’s Monthly Cost of Insurance Charge will never exceed the Guaranteed Maximum charge listed in the table above. The Registrant also notes that additional disclosure regarding Monthly Additional Flat Extra charges are contained in the sub-section on “Charges Associated with the Policy—Deductions from Premium Payments—Monthly Cost of Insurance Charge.”

As the Staff did not require a change to the disclosure following this response, the Registrant will retain the disclosure as originally reviewed by the Staff.

Staff’s Comment on Original Response: We think it is okay to rely on this 2019 response But make sure Item 7 charges clearly explain this charge. Also, footnote should indicate that maximum charge includes this charge and cross reference Item 7 disclosure.

Revised Response: In accordance with this comment, the Registrant has revised the Guaranteed Maximum Cost of Insurance Charge to include the Monthly Additional Flat Extra Charges and the accompanying footnote 2 in the table of Periodic Charges Other Than Annual Fund Expenses as follows:

The ~~Monthly~~ current Cost of Insurance Charge shown here does not reflect any applicable Monthly Additional Flat Extra charge, which we may impose based on our underwriting. ~~Even i~~If a Monthly Additional Flat Extra is imposed, it will be stated separately on the Policy Data Page for your Policy. However, your ~~Monthly~~ total current Cost of Insurance Charge plus your Monthly Additional Flat Extra Charge will never exceed the Guaranteed Maximum Cost of Insurance C~~c~~harge listed in the table above. For more information on Monthly Additional Flat Extra charges, see the sections in the Prospectus on “Definitions—Monthly Additional Flat Extra Charge” and “Charges Associated with the Policy—Deductions from Premium Payments—Cost of Insurance Charge.”

The Registrant has also revised the description of the Monthly Additional Flat Extra Charge on page 46 of the Statutory Prospectus as follows:

For Insureds rated sub-standard risks, a Monthly Additional Flat Extra~~s~~ may be assessed in addition to the current Cost of Insurance Charge due to an Insured’s circumstances including, but not limited to, his or her medical condition, occupation, or motor vehicle or aviation record. Any Monthly Additional Flat Extras (which might apply to certain Insureds based on our underwriting) will also be deducted on each Monthly Deduction Day. If applicable, the amount and duration of these Monthly Additional Flat Extras will be displayed on your Policy Data Page. The total of the current Cost of Insurance Charge ~~rates~~ plus the Monthly Additional Flat Extra (if any), however, will never exceed the guaranteed maximum Cost of Insurance Charge rates for your Policy.

ADDITIONAL STAFF COMMENTS ON THE INITIAL SUMMARY PROSPECTUS RECEIVED ON JANUARY 19, 2021

Important Information You Should Consider about the Policy

Ongoing Fees and Expenses

1.	Staff Comment:

None of this detail is needed; combine all these charges in one paragraph under ongoing charges.

Response: The Registrant has deleted the referenced disclosure and combined disclosure on the charges in one paragraph in accordance with the Staff’s comment.

2.	Staff Comment:

Reference to loan interest – delete here since you have reference below.

Response: The Registrant’s has deleted the reference to “loan interest” in accordance with the Staff’s comment.

Restrictions

Investments

3.	Staff Comment:

Put all these paragraphs together under Investments. Don’t put each paragraph that goes with same caption in a separate box. Distinguish paragraph by bullet or something.

Response: The Registrant has placed all the referenced disclosure in the same box and has distinguished them by leaving them in separate paragraphs.

Conflicts of Interest

Investment Profession Compensation

4.	Staff Comment:

Don’t use a separate box.

Response: The Registrant refers the Staff to its response to Staff Comment 3 above. It has placed all the referenced disclosure in the same box and has distinguished them by leaving them in separate paragraphs.

Additional Information About Fees

Transaction Fees

5.	Staff Comment:

Delete these references to Maximum Premium Expense Charge.

Response: The Registrant has revised the disclosure to delete the reference to “Maximum” in connection with the “Premium Expense Charge” for premiums: (i) paid up to and including the Target Premium and (ii) paid over the Target Premium in accordance with the Staff’s Comment.

6.	Staff Comment:

Distinguish between individual and corporate for these premium expense charges.

Response: In addition to the reference to PCO F as being the “Individual Charge Option” in the listing on Premium Expense Charge (for Premiums paid up to an including the Target Premium), the Registrant has revised the disclosure above the “Transaction Fees” table to note that PCOs A – E apply to corporate entities and that PCO F applies to Individuals.

Periodic Charges Other Than Annual Fund Expenses

7.	Staff Comment:

Delete all these references to monthly in this column—see note on response letter.

Response: The Registrant directs the Staff to its response to Original Staff Comment 47. The Registrant has revised the disclosure to delete all references to “Monthly” in the “Charge” column of the table in accordance with the Staff’s comment.

Mortality and Expense Risk Charge

8.	Staff Comment:

Make clear which ones are for corporate and which ones are for individuals,

Response: The Registrant directs the Staff to its response to Staff Comment 6. In addition to the reference to PCO F as being the “Individual Charge Option” in the listing on Mortality and Expense Risk Charge, the Registrant has revised the disclosure above the table on “Periodic Charges Other Than Annual Fund Expenses” to note that PCOs A – E apply to corporate entities and that PCO F applies to Individuals.

Per Thousand Face Amount Charge

9.	Staff Comment:

This does not make sense. Is it dollar amount per 1000 or percentage based on face amount?

Response: The Per Thousand Face Amount Charge is a percentage of the dollar value of the Face Amount divided by 1000. For example, if the Face Amount of a Policy is $100,000, the guaranteed maximum Per Thousand Face Amount Charge charged would equal:

0.60% x $100,000 / 1,000

or $0.60 monthly and $7.20 annually. To clarify the disclosure, we will include this example in the description of this charge on page 47 of the Statutory Prospectus and as footnote 6 to the table of Periodic Charges Other Than Annual Fund Expenses in the Initial Summary Prospectus.

10.	Staff Comment:

All percentage based charges must be an annualized rate (please clarify these are annualized charges).

Response: The Registrant has revised the disclosure to make clear that this is an annualized rate in accordance with the Staff’s comment.

Annual Fund Expenses

11.	Staff Comment:

With respect to the disclosure, “A complete list of the Eligible Portfolios available under the Policy, including their annual expenses, may be found at the back of this document” please reference the Appendix.

12.	Staff Comment:

With respect to the disclosure, “More information concerning each Eligible Portfolio’s fees and expenses is contained in its prospectus,” change reference to “in the Appendix and in” its Prospectus.

Response: The Registrant has revised the last two sentences of the disclosure in the following manner in accordance with the Staff’s comment.

A complete list of the Eligible Portfolios available under the Policy, including ~~their~~ information concerning each Portfolio’s annual fees and expenses, is contained in an Appendix ~~may be found~~ at the back of this prospectus ~~document~~. ~~More information concerning each Eligible Portfolio’s fees and expenses is contained in its prospectus.~~

Footnote 1

13.	Staff Comment:

Delete “This information is provided by the Funds and their agents” as this cannot indirectly disclaim responsibility.

Response: The Registrant has deleted the referenced disclosure in accordance with the Staff’s comment.

******************************

We appreciate your review of our responses to your comments received orally on January 19, 2021. As noted above, we will incorporate the changes outlined above in a subsequent post-effective amendment to the Registration Statement pursuant to Rule 485(b) that consolidates the changes contained in the CEVUL Plus Amendment, as modified herein, with other non-material and annual update changes to the Registration Statement and the prospectus and statement of additional information contained therein. We will incorporate the changes to the Initial Summary Prospectus and file them in a definitive form of summary prospectus pursuant to Rule 497.

As the Registrant noted in its filing letter, dated November 10, 2020, the Registrant intends to revise the prospectuses and statements of additional information for the variable universal life contracts listed below (the “Additional Contracts”) to reflect the same types of disclosure changes in the CEVUL Plus Amendment (the “Template Filing”), with appropriate changes to: (i) correctly identify the product; (ii) reflect other non-material changes; and (iii) give effect to the comments of the staff of the Commission on the CEVUL Plus Amendment. As noted in our discussion with the Staff on November 5, 2020, the prospectuses for the Additional Contracts will also include disclosure on Optional Riders that were not contained in the CEVUL Plus Amendment as they are not offered with the Policy. Please note that, as the Additional Contracts are no longer offered or sold to new investors, the Registrant will only use an updating summary prospectus (the “USP”) with these Contracts.

Contract	File No.
New York Life Insurance and Annuity Corporation CorpExec VUL II-V	333-48300
New York Life Insurance and Annuity Corporation CorpExec VUL VI	333-48300

Based on the conditions outlined above, the Registrant will seek the Commission’s permission, under separate cover, to amend the Registration Statements relating to the Additional Contracts to add the disclosure changes needed to conform with the Form N-6 amendments (and to use USPs) by means of an amendment pursuant to Rule 485(b)(1)(vii) under the 1933 Act (the “Replicate Filings”).

If you have any comments or questions, please feel free to contact me at (212) 576-5522 or Christopher Petito at (202) 303-1117.

Sincerely,

/s/ Charles F. Furtado, Jr.
Charles F. Furtado, Jr.
Associate General Counsel